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                                [LETTERHEAD]


                                          Trading Symbol:  VGZ
                                          Toronto and American Stock Exchanges

         ______________________________________________________NEWS  _________

           VISTA GOLD CORP. ANNOUNCES SECOND QUARTER 1999 RESULTS

DENVER, COLORADO, AUGUST 13, 1999 - Vista Gold Corp. announced a net loss of $4.5 million or $0.05 per share for the three months ended June 30, 1999 as compared to net earnings of $0.5 million or $0.01 per share for the same period in 1998. Cash provided by operations during the quarter was $1.3 million. The primary reasons for the decrease in net earnings were lower gold prices, reduced gold production at the Hycroft mine, higher cost production from the Mineral Ridge mine, and the holding and financing costs associated with the Amayapampa project in Bolivia. In addition, the current quarter net loss includes a $0.5 million write-off of the investment in Zamora Gold Corp. Zamora is continuing to undertake exploration and gold production activities in Ecuador with funding being provided by the sale of gold and by its controlling shareholder, Compania Minera Gribipe, S.A. However, to reflect the Corporation's decreased levels of ownership and control, the investment was conservatively written off.


                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                             Three Months Ended              Six Months Ended
                                                 June 30                          June 30
                                                 -------                          -------
                                             1999            1998            1999            1998
                                             ----            ----            ----            ----

Gold revenues                            $    4,862      $   11,199      $   11,272      $   22,170
Net cash provided by (used in)
  operating activities                        1,337           1,540            (496)          8,039
Net earnings (loss)                          (4,491)            502          (7,536)          2,680
Earnings (loss) per share                $    (0.05)     $     0.01      $    (0.08)     $     0.03

Weighted average shares outstanding      90,715,040      89,152,540      90,715,040      89,152,540


                             CONSOLIDATED PRODUCTION
                                    (OUNCES)

Hycroft mine gold production                 10,104          35,171          25,874          70,188
Mineral Ridge mine gold production            7,908               -          11,398               -
                                             ----------------------          ----------------------
   Total gold production                     18,012          35,171          37,272          70,188


The Corporation's cash position as of June 30, 1999 remains strong with $5.2 million in cash and refined gold bullion available for sale. The Hycroft mine secured a $1.5 million bank loan during the quarter that strengthened the Corporation's cash position. The average spot price realized during the quarter was $274 per ounce and the average direct cash cost was $266 per ounce on a consolidated basis. The Corporation's net working capital at June 30, 1999 was $8.5 million.

Performance at Mineral Ridge is continuing to improve; however, production for the quarter was below expectation as a result of mechanical problems in the crushing plant. Ore crushed and placed on the heaps improved significantly in July, but gold production lagged behind plan. Vista has recently reviewed and revised its forecast for Mineral Ridge, and as a result, is lowering its estimated gold

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production for 1999 to 35,000 ounces. The revised estimate continues to show satisfactory long-term cash flows from the mine.

Hycroft's gold production continued to exceed expectations, and by the end of the quarter Hycroft had produced 25,874 ounces for the year--more than the year's planned output. The Corporation has, as a result, raised its estimate for Hycroft's annual production to 35,000 ounces.

As previously reported, the ore mined in the north end of the Brimstone deposit at Hycroft (representing about 33 percent of the total Brimstone resource) actually contained 37 percent more gold than estimated by the exploration model prior to mining. Vista estimated that an additional 670,000 ounces of mineable reserves, based on a $300 per ounce gold price, could be established if the same upgrade experienced in mining the north end of Brimstone can be demonstrated at the south end.

To assist in the reevaluation of the Brimstone reserve, Vista conducted an 8-hole initial diamond drill program. The results from the twin-hole program showed, on 106 paired samples where adequate core samples were obtained, a 16-percent higher grade with core drilling than with reverse circulation drilling. Unfortunately, core recoveries in critical higher-grade areas were unacceptably low (0-50 percent) and no comparison could be made in these areas. Vista has retained an international mining and ore reserve consultant, Micon International Limited, to assist in designing a program to reevaluate the reserves and confirm the upgrade. This program will involve additional sampling, remodeling and drilling.

Due to sustained gold prices below $260 per ounce, the Corporation suspended financing efforts for the development of the Amayapampa project in Bolivia. The project will require a capital investment of $26 million, and will produce an average of 43,000 ounces of gold per year, at an estimated cash cost of $157 per ounce. The Corporation plans to reduce holding costs in Bolivia, while maintaining the properties for future development once gold prices improve. Cost reduction steps will include laying off all 264 workers who have been maintained on the payroll at a reduced salary while financing efforts were underway. Reductions will also be made in overhead costs, but the Corporation will continue to support a modest social program including electric power, teachers' salaries and school supplies, school breakfasts, and nurses' salaries and medical supplies.

While monitoring the situation closely, Vista believes that the technical improvements it has made and the efforts of its operating group at Mineral Ridge will be rewarded with a successful low-cost operation. The Corporation has taken the necessary steps to conserve its cash and to maintain the other parts of its business in a state of readiness for improved prices. Although the current gold market is challenging, it also provides opportunity. Vista is actively pursuing a number of potential business combinations and acquisitions where it can use its operating skills and assets to provide Vista with opportunities for growth when the gold price improves.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, a development project in Bolivia, and exploration projects in North and South America.

                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (303) 629-2450.